Exhibit 1

TESCO CORPORATION

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

March 31, 2006

FORWARD LOOKING STATEMENTS

Certain information and statements contained in this Annual Information Form constitute forward-looking information within the meaning of applicable securities legislation. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this AIF that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which Tesco Corporation (the “Corporation”) is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Corporation to access raw materials, component parts or finished products, the ability of the Corporation to attract and maintain qualified personnel, various environmental risks to which the Corporation is exposed in the conduct of its operations, inherent risks associated with the conduct of the businesses in which the Corporation’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws or changes in administrative practices on the part of regulatory authorities. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this Annual Information Form. In particular, forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Corporation (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Corporation’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions and current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Although management of the Corporation believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this Annual Information Form. All of the forward looking statements of the Corporation contained in this Annual Information Form are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Corporation is exposed are described in additional detail in this Annual Information Form under the heading “Risk Factors”.

THE CORPORATION

TESCO Corporation (“TESCO” or the “Corporation”) is incorporated under the Business Corporations Act (Alberta). The Corporation’s registered and principal office is located at 6204-6A Street S.E., Calgary, Alberta T2H 2B7. TESCO’s website address is www.tescocorp.com.

TESCO was created on December 1, 1993 through the amalgamation of Shelter Oil and Gas Ltd., Coexco Petroleum Inc., Forewest Industries Ltd. and Tesco Corporation. The amalgamated corporation continued under the name Tesco Corporation. Unless the context indicates otherwise, a reference in this Annual Information Form to “TESCO” or “the Corporation” includes the subsidiaries of TESCO.

CORPORATE STRUCTURE

The following table sets out the names and jurisdictions of incorporation of the material subsidiaries of TESCO as at March 31, 2006, all of which are wholly owned by TESCO.

Name of Subsidiary	Jurisdiction of Incorporation
Tesco Corporation (US)	Delaware, U.S.A.
Tesco Services Inc.	Delaware, U.S.A.
Tesco US Holding LP	Nevada, U.S.A.
Tesco Canada International Inc.	Alberta, Canada
Servicios Especializados Tesco SACV	Mexico
Tesco Oil Field Services de Mexico S.A. de C.V.	Mexico
CASING DRILLING International Ltd.	Barbados, W.I.
PT Tesco Indonesia	Indonesia
Tesco Singapore Pte. Ltd.	Singapore
Tesco Canada International Inc. (Middle East) FZE	United Arab Emirates
Tesco Corporation (Norway) AS	Norway
Tesco Corporation (UK) Limited	United Kingdom

GENERAL DEVELOPMENT OF THE BUSINESS

Over the past three years, TESCO has maintained its business as an innovative oilfield drilling technology company and growing oilfield service and equipment supplier. TESCO is a global leader in the design, manufacture and service of certain technology-based products for the upstream energy industry. Drawing upon its commitment to an in-house research and development program and its experience in many major petroleum producing regions in the world, the Corporation aims to improve the manner in which oil and gas wells are drilled by introducing technology that improves the efficiency and safety of drilling operations and thereby reduces the cost of drilling for oil and gas.

Over the past three years, the Corporation’s revenues have been derived principally from its core top drive business line including the rental, sale and operation of its top drive drilling systems, which the Corporation developed and commercialized. Approximately 62% of the Corporation’s revenues in 2005 were derived from top drive sales, the provision of top drive rental services, and associated repair and maintenance services.

The Corporation continues to develop a second core business segment with its casing services business line. TESCO’s Casing Services business includes its CASING DRILLING® technology, a revolutionary method for drilling wells which allows a well to be drilled with conventional oilwell casing, thereby eliminating the use of drill pipe and drill collars and the time spent “tripping” or removing and reconnecting the drill pipe. TESCO acquired patent rights to the CASING DRILLING® process in 1995 and has since been developing an engineered process along with surface and downhole tools required to give effect to that process. The technology reached the commercial stage in early 2002 and the Corporation is now engaged in the development of markets for this business.

In December 2005, TESCO closed the sale of $41 million of assets to Turnkey E&P Inc. (“Turnkey”) which included four drilling rigs (Alpha, Beta, Gamma, and CDR#1). TESCO also received warrants to purchase 1,000,000 common shares of Turnkey at a price of $6 within two years from the date of closing, and has contracted to provide product and services under a preferred supplier agreement for all CASING DRILLING® activity generated by Turnkey.

In 2005, CASING DRILLING® generated $30.2 million in revenue compared to $21.0 million in 2004 and $26.0 million in 2003. The increase in 2005 was driven by an increased number of rigs and higher rig utilization as well as a strengthening of pricing.

TESCO’s Casing Services business segment also includes a substantial tubular services business which was previously referred to as the casing running business. The Corporation has made a two-pronged entry into the casing running market in the past four years. The first was the development of its technology-based casing running service (“CRS”), which uses certain components of CASING DRILLING® technology to provide a new method for running casing and, if required, reaming the casing into the hole, which offers improved safety and efficiency over traditional methods. This service was initially launched in Canada in 2002, and has since expanded rapidly into other markets.

The second prong of TESCO’s entry into the casing running market began with its November 2002 acquisition of the assets and ongoing business of Bo Gray Casing and A&M Tubular Maintenance (“Bo Gray”). Operating in East Texas and North Louisiana, Bo Gray was a traditional casing and tubing running company to which TESCO has added its more advanced CRS service to offer the combined services through TESCO Services Inc. In June 2005, TESCO acquired the assets of Latco International, Inc. (“Latco”) which carried on business in Southeast Asia. This acquisition included assets, personnel and contracts which immediately expanded TESCO’s casing services presence in the region. During November 2005, TESCO acquired the assets and ongoing business of Cheyenne Services, Inc. (“Cheyenne”) and Tong Specialty, L.L.C. (“Tong”). Both companies provided a broad offering of tubular running and related services offshore in the US Gulf of Mexico and onshore in Louisiana and Texas. In particular, Cheyenne and Tong provided equipment and personnel for the installation of tubing and casing, including power tongs, pick-up/lay-down units, torque monitoring services, connection testing services and power swivels for new well construction in work-over and re-entry operations. Additionally, Cheyenne has been a leader in the installation service of deep water smart well completion equipment using its proprietary technology.

In 2005, TESCO made a disposition of 5,400,000 common shares representing an 18% equity interest in Drillers Technology Corporation (“DTC”), a publicly traded drilling contractor based in western Canada. The disposition of TESCO’s entire equity interest resulted in proceeds to TESCO of approximately $10,000,000.

In June 2003, the Corporation conducted a review of its cost structure and resource base. As a result of this review the Corporation undertook measures to improve efficiency and reduce costs. These measures included a workforce reduction of approximately 10%, primarily in the product development division. In addition, the Corporation scaled back plans for facility expansion in Calgary. It cancelled plans for new facility construction on a parcel of land in southeast Calgary that it purchased in 2002 and instead purchased a 70,000 square foot, fully equipped machine shop facility in June 2003. The building site purchased in 2002 was sold for aggregate proceeds of $9,530,000.

DESCRIPTION OF THE BUSINESS

TESCO is an international oilfield technology and service company with experience in over twenty countries. TESCO designs, manufactures, sells, operates and services oilfield equipment used in drilling oil, gas and geothermal wells. TESCO also conducts an in-house product development program targeted at the practical application of new technology for the drilling and casing of wells.

PRINCIPAL PRODUCTS AND SERVICES

The Corporation’s operations are principally in the oil and gas service sector. In 2005 the Corporation completed the realignment of its corporate strategy and structure within which it will deliver its products and services to its customers in the oil and gas industry. TESCO organized its activities into two business segments, top drives and casing services. The Top Drive business comprises top drive sales, top drive rentals, and aftermarket sales and service. The Casing Services business includes CASING DRILLING® and tubular services, as well as down hole tool rental and casing accessory sales. The Corporation also conducts ongoing product development activities.

Top Drive Business

TESCO’s Top Drive business line provides services to drilling contractors and operating companies throughout the world. Such services revolve around the portable top drive, provided to drilling contractors and operating companies on a fee-for-service basis, which historically has been responsible for most of the revenues generated by the Corporation’s former wellsite services division. TESCO’s fee-for-service portable top drive services continued to be the Corporation’s largest revenue generator in 2003, 2004 and 2005. Third party top drive rental revenue amounted to $90,065,000 in 2005 and $72,565,000 in 2004 compared to $75,800,000 in 2003.

Description of Services

Top Drive Services

TESCO provides rental top drives on a day-rate basis for land and offshore drilling rigs around the world. TESCO’s top drives offer portability and flexibility, permitting oil and gas companies to conduct top drive drilling for all or any portion of a well. TESCO offers a range of rental top drive systems which can be installed in practically any mast configuration, including workover rigs. TESCO’s rental fleet is comprised of hydraulically powered top drive systems, with power ratings of 460 to 1250 horsepower and load path ratings of 150 to 650 tons, each equipped with its own independent power unit. This unique combination permits a high level of portability and installation flexibility. Also in 2005, TESCO introduced a new model 250EMI400 for customers looking for more traditional top drive equipment.

TESCO’s top drive system rental fleet is deployed strategically around the world, to be available to customers on a timely basis. The geographic distribution of the 111 unit fleet at December 31, 2005 included the following regions: Canada; the United States; Mexico; South America; Asia Pacific; Europe; Africa; the Middle East; and Russia. The geographical distribution of top drive operating days and average daily operating rates over the last three years is as follows:

	2005		2004		2003
Operating days Region	Days	%	Days	%	Days	%
United States	10,452	48%	7,129	38%	6,119	32%
Canada	2,560	12%	2,490	13%	3,360	17%
South America	3,543	16%	3,147	17%	2,140	11%
Mexico	1,295	6%	1,918	10%	3,728	19%
Asia/Pacific	3,088	14%	3,266	17%	2,341	12%
Europe, Africa, Middle East	655	3%	929	5%	1,665	9%
Russia	120	1%	—	0%	—	0%

Total	21,713		18,879		19,353

Average daily operating rates	$4,050		$3,705		$3,811

In 2003 and 2004 TESCO commenced and continued a rationalization process designed to align its top drive service fleet with changing customer demands. The goals of this process were to modernize TESCO’s top drive fleet, as well as to reduce the fleet size and improve utilization rates in light of current market forces. During 2005 a number of hydraulic top drives were removed from the service fleet and sold into select international markets.

The Corporation supports the operation of its portable top drives with a team of approximately 200 experienced drilling personnel, all of whom have considerable background in drilling operations and who are trained in the operation and maintenance of the product.

2005 Top Drive service activity surpassed 2003 levels after dropping in 2004 while average daily operating rates incurred a modest increase in 2005 compared to 2004. Market conditions improved in some of TESCO’s key markets, while declining in Mexico and Africa. In particular:

•	Operating days in the United States increased for the third year.

•	Operating days in Canada for 2005 increased slightly from 2004 after a decline in 2004 from 2003 levels which had led to a corresponding decrease in operating rates.

•	Mexico, a strong market for TESCO for the past several years, saw a decrease in activity for 2004 and again in 2005. In December 2003, the Corporation was awarded a three-year top drive services contract with Petroleos Mexicanos (“PEMEX”), the national oil company of Mexico. This contract replaced TESCO’s previous three-year contract for offshore top drive services. The Corporation also provided onshore top drive services to PEMEX under a services contract that commenced in late 2002 and expired in September 2004.

•	Activity in the Corporation’s Asia Pacific business unit remained relatively constant in 2005.

•	Although experiencing renewed activity in Algeria during the latter part of 2003, the Europe, Africa, Middle East (“EAME”) business unit underperformed in 2004 and continued a decline into 2005. The Corporation undertook a review of its EAME operations to better align its administrative costs with current market conditions. The Corporation has closed its administrative base in Pau, France and in the near term will focus its efforts in this region out of the United Arab Emirates with a view toward opportunities in the region through a more focused Middle East Africa Business Unit (“MABU”) structure.

•	The Corporation has undertaken a more focused approach to both the European and Russian regions by creating new business units in 2005 for that purpose.

•	In 2005 the South American Business Unit recognized an increase in activity over 2004.

The increase in industry drilling activity and equipment utilization contributed to the Corporation’s increase in Top Drive total revenues from $119,115,000 in 2004 to $152,074,000 in 2005.

Description of Products

Top Drive Sales and Associated Business

TESCO offers a range of portable and permanently installed top drive products that includes both hydraulically and electrically powered machines capable of generating 450 to 1350 horsepower and with a rated lifting capacity of 100 to 650 tons. TESCO’s electric top drive systems utilize late-generation alternating current technology and use a permanent magnet motor and a computerized control system. This non-sparking, lightweight, electric top drive represents a significant technological advancement over more conventional electric top drives.

As a result of the customized nature of the motors utilized as part of TESCO’s top drive products, the Corporation’s ability to supply its alternating current (“AC”) electric top drives depends upon the supply of certain AC motors and variable frequency drive technology from a specific manufacturer. In 2005, TESCO sold 21 new top drives to third party customers. In addition, the Top Drive business line sold 14 used units for a combined total of 35 unit sales in 2005 compared to 22 units sold in 2004.

With each top drive it sells, TESCO offers the services of top drive technicians who provide customers with training, installation and support services. TESCO also provides after-sales parts and service to its customers on an ongoing basis and maintains regional stocks of high-demand parts, as well as trained field and shop service personnel to support both TESCO rental units and third-party customers. After-sales service, parts and repair revenues increased in 2005 as compared to 2004 in conjunction with the increased number of the Corporation’s top drive units sold.

Casing Services Business

TESCO’s Casing Services business has observed steady growth in revenues over the course of the last three years. Casing Services revenues were $92,539,000 in 2005 compared to $59,946,000 in 2004 and $52,063,000 in 2003. The increase in revenue reflects increased activity, higher prices for proprietary casing running and CASING DRILLING® services, the addition of three leased rigs within the CASING DRILLING® fleet and the November 2005 acquisitions of Tong and Cheyenne. The increase was partially offset by the sale of TESCO’s drilling rigs to Turnkey E&P Inc.

Description of Services

CASING DRILLING® Services

TESCO began to provide CASING DRILLING® services as a fully commercial service in 2002, through drilling service contracts with oil and gas operators. CASING DRILLING® is a method for drilling wells that is aimed at reducing both drilling time and the incidence of unscheduled drilling events. In conventional drilling, the entire string of drill pipe must be removed from the hole each time a bit or item of downhole equipment must be replaced. To “trip” or remove and reconnect the drill pipe is a time consuming process which leaves the hole in a static condition, exposing it to a variety of potential integrity problems. With CASING DRILLING®, the well is not drilled with drill pipe; instead, it is drilled with standard oilwell casing that remains in the hole. Drill bits and other downhole tools are lowered on wireline inside the casing and latched to the bottom joint of casing, with the ability to maintain circulation at all times. Tools are recovered in a similar fashion. Since the casing remains in the well at all times, wellbore integrity is preserved, reducing the likelihood of certain problems associated with unscheduled events such as swelling or sloughing formations and washouts. Since drill pipe is not being tripped, the risk of swabbing oil or gas into a well causing a kick or blowout is reduced, as is wearing a hole in previously set casing. Since the well is cased as it is drilled the problem of unintentional sidetracking is significantly reduced, and the risk of tool loss in the hole is also reduced.

In 2003, ConocoPhillips (“COP”) awarded a contract to TESCO for three purpose built, Genesis Class, drilling rigs. Following expiration of the original contract, COP has maintained one of the rigs to successfully deploy the technology for drilling more difficult wells in areas where conventional drilling would not be cost effective. Currently, COP has successfully drilled over 120 wells with the TESCO CASING DRILLING® process in southern Texas, and continues to set new standards with the technology. Renewed contractual terms have also allowed TESCO to profit from the technology.

The Genesis Class “Gamma” rig was redeployed to a south Texas pilot CASING DRILLING® project for a large independent petroleum producer in the U.S. After the successful completion of this pilot project, a commercial CASING DRILLING® contract was signed with this customer and drilling commenced in January 2004. Since then, the operator has experienced considerable success with the technology and the application of the CASING DRILLING® process as demonstrated by reduced drilling costs and increased production. These results have allowed the Corporation to obtain extensions of the original contract, at substantially improved contract rates.

TESCO’s 2003 and 2004 CASING DRILLING® projects included a contract with Petroleo Brasileiro S.A. (“Petrobras”), the Brazilian national oil company, to provide CASING DRILLING® services onshore in the northeastern region of that country. Although this project encountered certain technical difficulties it was considered a success overall. As solutions to the technical difficulties encountered have been implemented, the viability of the CASING DRILLING® process has been demonstrated in this initial pilot phase. As a result, TESCO and Petrobras are currently exploring opportunities for more general deployments of the technology.

In 2005, TESCO signed a letter of intent to complete two offshore wells in Norway that include rotary steerable directional CASING DRILLING®. For the purpose of carrying out the projects, TESCO built new sets of down hole tools for 10-3/4” and 7-5/8” casing and a metric traction winch with DET NORSKE VERITAS (“DNV”) certification.

Through the end of 2005, TESCO has participated in the drilling of eight wells where CASING DRILLING® was used in conjunction with rotary steerable tools. TESCO anticipates that the integration of these technologies will develop into a valuable offering to the industry.

Tubular Services

Over the past three years, TESCO has made significant progress in establishing a new product line using its CASING DRILLING® products and technology in the provision of casing running/reaming services. Casing running services accounted for 14% of the Corporation’s revenue in 2003. This percentage increased to approximately 21% in 2004 and 25% in 2005. In 2002, the Corporation launched its Casing Running Service (“CRS”), which combines a top drive with the Corporation’s proprietary Casing Drive System™, Multi-Lobe Torque™ (“MLT™”) connection rings and a reaming shoe to pick up and make up casing connections using a system which permits the casing to be circulated, rotated and if necessary reamed through tight hole sections. As such, CRS is an amalgamation of TESCO’s top drive and CASING DRILLING® technology, which is conducted using proprietary tools developed and manufactured by TESCO.

Using CRS, the Corporation established an entry position in the casing running market in 2002, completing a number of jobs in Canada and the northern United States in a variety of applications from shallow horizontal wells to deep directional wells. Since that time this service has been very well received by customers as a safer and more efficient method of casing running with performance capabilities to more reliably get casing to the bottom of the well bore as compared with the traditional processes. CRS has become an important product line for the Corporation.

The Corporation increased its revenue from its proprietary CRS in 2005 over 2004 and 2003. Additionally, the acquisitions of Latco, Cheyenne and Tong have acted as an accelerator for getting the new technology into the marketplace and has increased TESCO’s global market share.

For 2006, the Corporation expects continued growth in this area. This growth is expected to come from four areas:

•	Further market penetration in domestic onshore markets;

•	Continued expansion into international markets. To date the bulk of revenues from this service have been generated in Canada and the United States and in select international markets. However, the Corporation has received growing international interest in this service, and expects to expand the service globally in 2006;

•	Expansion into the offshore casing running market. TESCO entered this market in early 2004, conducting an offshore casing running project in the Gulf of Mexico. This project, which involved running casing to a record measured depth in the Gulf of Mexico of over 26,800 feet measured depth, generated considerable interest amongst offshore market participants. The launch of TESCO’s CRS into this market represented a step change in the acceptance of TESCO’s technology for this application, and opened a substantial new market opportunity; and

•	Acquisition of existing tubular services companies. These acquisitions have served to facilitate providing a full package of tubular services, an important requirement for continued growth.

TESCO also continues to conduct traditional tubular casing running operations through its United States subsidiary, Tesco Services Inc. (“TSI”). Since it acquired the assets and business of Bo Gray in November 2002, TESCO has continued to operate in the regional markets of northeast Texas and northern Louisiana where Bo Gray had established a significant market presence in the provision of traditional tubular running services. Significant additional growth has occurred through the addition of Cheyenne and Tong and these combined services have been organized in 2005 under a separate tubular services business unit and are delivered by TESCO Services Inc. This business unit is performing very well, providing TESCO with a significant amount of its conventional tubular running revenue. In 2005, conventional tubular running revenue amounted to $47,300,000 representing a 50% increase from 2004 and a 95% increase from 2003. The incremental revenue results from increased volumes in North Louisiana and East Texas regions along with increased activity following the acquisitions of Tong and Cheyenne. The conventional tubular running service also provides a platform from which to further advance its CRS technology into the market conventionally served by these companies. TESCO began marketing its proprietary casing running process in 2003 and has generated revenue of approximately $15.0 million in 2005 compared to $7.0 million in 2004 and $1.8 million in 2003. The Corporation anticipates further growth in this market as its CRS technology gains further recognition and more rigs become equipped with top drives.

Description of Products

CASING DRILLING® Equipment

TESCO has developed a variety of tools and other equipment for use in CASING DRILLING® and casing running applications. These products have principally been manufactured for the Corporation’s use in the provision of these services to customers. In response to customer demand, in 2004 the Corporation sold a limited quantity of its proprietary Casing Drive System™ tools to a tubular services provider.

Drilling Rigs

TESCO has been designing and manufacturing drilling rigs since 1997, and has to date built twelve advanced design hydraulic drilling rigs with the first of these rigs used in the development and testing of CASING DRILLING®. In 2005, TESCO did not design or manufacture any rigs. However, TESCO does intend to continue building and selling drilling rigs to the industry which are compatible with TESCO’s CASING DRILLING® technology.

All of TESCO’s drilling rigs incorporate a hydraulic power distribution system allowing the varied horsepower demands of the three major rig components (i.e. the draw works, mud pumps and top drive) to be shared or distributed as required from a central prime mover. These rigs incorporate computerized control systems and reduced weight compared to conventional mechanical rigs, and all are capable of both CASING DRILLING® and conventional drill pipe drilling. A particular emphasis in TESCO’s rig designs has been the incorporation of a number of new automated features designed to improve safety and reduce rig-operating costs. These include a power catwalk, which is an automated pipe handling system, and a telescoping substructure design that allows for low transport height and the ability to rig up over taller blow-out prevention (“BOP”) stacks.

The main objectives in the design of the Genesis rigs were to: reduce moving time and cost; increase depth rating; provide a redundant power source; accommodate a larger BOP stack; provide greater automation of the pipe handling process; and provide better compatibility with hot weather operations. These rigs were built on oilfield skids to permit the entire rig to be moved in 12 loads with standard oilfield winch trucks without the use of a crane. They are designed for a rig move time of less than a day from release to spud. The rigs include a semi-automated pipe handling system that has been specifically designed for drilling with casing, but can also be used for drill pipe drilling.

Other Services

TESCO provides a variety of other services to international customers, including well control services that utilize the Corporation’s fleet of 15 At Floor Snubbing Units, including inventory. These units, which were built by TESCO with the Corporation’s proprietary design, are used for slide assist drilling in shallow, extended-reach horizontal wells, and for underbalanced drilling.

Well Control Products

TESCO designs and manufactures a proprietary At Floor Snubbing Unit, which is a machine designed to pull pipe out of or push it into the well in pipe heavy or pipe light conditions. This technology was originally developed in conjunction with TESCO’s underbalanced drilling (“UBD”) system. This technology was retained after the sale of the Corporation’s UBD assets because the Corporation identified other potential applications for these units that are complementary to TESCO’s core portable top drive and CASING DRILLING® technologies. At the beginning of 2005, TESCO held 16 At Floor Snubbing Units (the “Snubbing Units”) as part of the fee for service (“FFS”) fleet and held 2 units in finished goods inventory. During 2005, one unit was sold leaving 15 units in the FFS fleet and 2 in finished goods inventory.

Product Development

TESCO’s product development activities have focused primarily on the development and commercialization of the Corporation’s CASING DRILLING® technology. In 2004 and 2005 the primary focus of this program was to improve the reliability and functionality of the downhole tool systems, as well as to develop a more complete offering of surface equipment used in the conversion of conventional drilling rigs, and further, in the overall mechanization of rig-floor pipe handling operations.

With respect to top drives, TESCO expects to field test and introduce its T100 hydraulic top drive in 2006. This product is anticipated to expand the Corporation’s top drive product offering into the high volume, small rig market. This model is intended to target the growing shallow new coil, conventional rig builds and the shallow rig fleet in general. With the growing interest in coal bed methane, this new offering is intended to serve the top drive needs of this shallow rig market. In late 2004, TESCO began an initiative to deploy an air cooled induction motor and traditional air cooled induction drive to its EMI model. This new EMI400 unit was successfully introduced in 2005.

Also a new torque monitoring system (“TesTORK™”) was introduced to compliment the Corporation’s Casing Drive System™ based tubular services offering. See “New Products” below.

One of the outcomes of the earlier CASING DRILLING® field trials was the successful development of a new generation of CASING DRILLING® tools, including two different Casing Drive System configurations—an external and an internal drive—and a new drill lock assembly. In addition, a new generation underreamer has been developed specifically for directional drilling. These products continue to be evaluated and refined as commercial use expands the Corporation’s knowledge regarding their performance.

Upon the commercialization of TESCO’s CASING DRILLING® services in 2002, CASING DRILLING® operations were assumed by the Corporation’s former Wellsite Services Division. The Corporation continues to conduct product development activities to support and enhance the Corporation’s commercial exploitation of technology. This includes the initiation, development, testing and commercialization of new products and product improvements such as down hole tools, rig components and complete drilling rigs.

SPECIALIZED SKILL AND KNOWLEDGE

As a result of the innovative and proprietary nature of the Corporation’s products and services TESCO’s workforce comprises personnel with specialized skills in the design, development, manufacture and wellsite delivery of its technology. The Corporation employs experienced drilling engineers and rig-site personnel in many of its offerings, and maintains a pool of trained and skilled personnel to deliver quality service at the wellsite. TESCO’s commercial personnel are necessarily experienced in value-added and concept selling, and the Corporation’s market position continues to be that of a preferred partner who offers high-value, low-risk solutions. Further, ongoing development of technology-based solutions requires that the Corporation manage its knowledge and trade secrets appropriately, and that wherever possible, skills and knowledge are leveraged by promoting from within, seeking outside skills which are highly complementary to those already inside the Corporation.

COMPETITIVE CONDITIONS

TESCO was the first top drive manufacturer to provide portable top drives for land drilling rigs, thereby accelerating the onshore top drive market. According to recent industry data, approximately 35% of operating land drilling rigs currently are equipped with top drive systems, whereas approximately 95% of offshore mobile rigs are so equipped. In the Corporation’s estimation, there exists significant further market potential for the Corporation’s Top Drive Drilling System technology, for both portable and permanently installed applications. TESCO’s primary competition in the sale of portable top drive systems includes National Oilwell Varco, Inc. and Canrig Drilling Technology Ltd., a subsidiary of Nabors Industries, Inc. all of the United States.

The Corporation is not aware of any commercially or technically viable direct competitor for TESCO’s CASING DRILLING® services or products. TESCO’s CASING DRILLING® process is proprietary and is deployed using TESCO’s proprietary CASING DRILLING® tools. The primary competition comes from drilling contractors using the traditional drill pipe drilling process. The Corporation is aware of other methods for drilling with casing, which are used to a limited extent in various international and domestic locations. However, none of these methods are comparable to TESCO’s CASING DRILLING® in that they do not, to the best of the Corporation’s knowledge, include a retrievable bottomhole assembly feature nor certain other proprietary features of TESCO’s technology.

The Corporation is aware of direct competition in the provision of technology similar to its Casing Drive System™. However, at this time while this equipment is available for sale, it is not generally available on a fee-for-service basis (TESCO is a provider of tubular services at the wellsite level using its CDS™ tooling), nor is the competing equipment currently available to be deployed on top drive systems produced by essentially all top drive manufacturers. The TESCO CDS™ system is unique in its ability to be easily and quickly installed on any top drive system and TESCO is further unique in its ability to offer the CRS at the field level, with skilled and trained personnel who have a specialized knowledge of top drive drilling system operations.

The traditional tubular running market, which TESCO entered with its purchase of the Latco assets in Southeast Asia and the Bo Gray, Tong and Cheyenne assets in North America, is comprised principally of a large number of small and medium-sized operators that typically operate in limited geographic areas. This new combined entity, namely Tesco Services Inc., represents a significant entry into the global tubular services market. The largest global competitors in this market are Weatherford International Ltd., Frank’s International, Inc. and BJ Services Company.

NEW PRODUCTS

In keeping with a tradition of developing new products in response to the needs of the industry, but with a view to a disciplined approach of concentrating on commercially viable concepts, the Corporation developed and introduced a number of new products and services and continued with a program of incremental improvements to its existing offerings. In particular, TESCO released several products which enhance its CASING DRILLING® offering, including a drillable cementing float, bit release tool and improved casing wear protection technology. Further, the Corporation commercialized a series of rig floor mechanization products, allowing a reduction in personnel on the rig floor and a marked improvement in safety through reduction in “line of fire” risk.

Additionally, the Corporation continued with the expansion in capability of its Casing Drive System™ technology, with an offering now including casing sizes from 4-1/2” through 20”, in almost all wall thickness variations. Improvements in the reliability and durability of CASING DRILLING® downhole tool systems were also realized.

In 2004, TESCO entered into a cooperative agreement with Hughes Christensen (“HCC”), a division of Baker Hughes, Inc., concerning the provision of wellsite delivery of the HCC EZ Case™ CASING DRILLING bit. Under the terms of this agreement, TESCO is a preferred supplier to HCC and provides certain engineering, planning and execution services, including the provision of its Casing Drive System™ technology and casing accessories product line, and delivers the EZ Case™ service at the wellsite. In return for providing the delivery of the EZ Case™ service, TESCO is afforded a commission from HCC on the sale price of the EZ Case™ bit. In 2004 the initial commercialization of this joint service provision was undertaken.

In addition to the Products described within “Product Development” above, TESCO introduced a torque monitoring system (“TesTORK™”) in 2004, a system that augments CRS by providing a quality control option for the proper assembly of pipe connections prior to installing in the wellbore. As with the CDS™, TesTORK™ can be applied to essentially any top drive system and provides a detailed data logging and statistical analysis capability to capture the dynamics of casing connection assembly. This optional and supplemental service was widely expanded in 2005 and is now globally available. Additionally, TESCO commercialized the Warthog™ Casing Running and Reaming tool in 2005 as an optional tool that is installed on the lowermost joint of casing string to facilitate reaming casing under difficult wellbore conditions.

COMPONENTS

The Corporation buys raw material and components from many different vendors located in Canada, the United States and Europe. In order to manufacture many of TESCO’s proprietary parts the Corporation purchases large steel forgings. The price and lead times for the forgings have increased during 2005 along with the general increase of steel prices around the world. The Corporation also sources a substantial amount of electrical components, including permanent magnet motors and drives as well as a substantial amount of hydraulic components, including hydraulic motors, from suppliers located in the United States.

INTANGIBLE PROPERTIES

The Corporation has an intellectual property strategy through which it seeks to obtain and preserve protection over all of its significant intellectual property. Pursuant to this strategy, TESCO pursues patent protection in appropriate jurisdictions for all of its innovations that have significant potential application to TESCO’s core businesses, particularly the CASING DRILLING® process. TESCO holds patents and patent applications in the United States, Canada, Europe, Norway, Oman and Australia and through the Patent Cooperation Treaty (“PCT”; also termed international or world applications). TESCO also holds rights, through patent license agreements, to other patented and/or patent pending technologies. In particular, TESCO’s patent portfolio includes 28 issued patents (19 U.S., 5 Canadian, 2 Australian, 1 Norwegian and 1 Brazilian) and 77 pending patent applications (28 U.S., 26 Canadian, 3 PCT, 11 European, 8 Norwegian and 1 Oman).

The Corporation generally retains all intellectual property rights to its technology through non-disclosure and technology ownership agreements with all employees, suppliers, consultants and other third parties with whom the Corporation transacts business.

CYCLES

Certain of the Corporation’s businesses are subject to seasonal cycles, primarily associated with winter-only, summer-only, dry-season or regulatory-based access to drilling locations. The most significant of these is observed in Canada, where traditionally the first and second quarters of any year are the busiest as the contractor fleet can access drilling locations that are inaccessible except when frozen. TESCO has had and continues to have a plan which redistributes certain assets located in its Canadian business unit to its United States operations as and when needed.

In certain of its Asia Pacific operations, the Corporation is subject to decline in activities due to seasonal rains, which also can impact its South American operations. Further, as the Corporation’s activity follows the active rig count reasonably closely in North America, any seasonal variations associated with an increase or decrease in the demand for hydrocarbons which can affect the rig count can likewise affect the Corporation’s business.

ECONOMIC DEPENDENCE

The Corporation’s business is widely distributed globally as well as regionally in any specific business unit. TESCO’s business is not substantially or materially dependent upon any particular contract or client.

ENVIRONMENTAL PROTECTION

The Corporation did not incur any material expenditures in the past year as a result of environmental protection requirements, nor does it anticipate environmental protection requirements to have any material financial or operational effects on the capital expenditures, earnings or competitive position of the Corporation in future years.

EMPLOYEES

At December 31, 2005, TESCO employed approximately 1,295 people worldwide.

FOREIGN OPERATIONS

TESCO is an international oilfield services company, with operations in most major petroleum producing regions worldwide. Approximately 83% of TESCO’s 2005 revenues were derived from foreign operations. TESCO’s primary foreign market for both services and product sales is the United States: 60% of the Corporation’s 2005 revenues were generated in the United States. The second largest international market for the Corporation is Southeast Asia which represented 9% of 2005 revenues.

SOCIAL AND ENVIRONMENTAL POLICIES

The Corporation has implemented a number of policies addressing social and environmental matters. These include an Environmental Policy, a Health and Safety Policy, a Drug and Alcohol Policy, a Workplace Violence Policy, a Harassment Policy and a Business Ethics Policy. These policies are updated as needed to ensure compliance with legislation. Each of these policies is communicated to employees through direct distribution and through the Corporation’s intranet. TESCO’s Safety Policies and Business Ethics Policy can also be found on TESCO’s external website.

The Corporation maintains an effective Safety Department responsible for maintaining an ongoing Safety and Loss Prevention program. This program includes a safety orientation program for all newly hired employees, a Workplace Hazardous Materials Information training program, periodic safety audits and formal Hazard and Operability studies on its equipment. The Corporation also conducts training programs regarding other social and environmental policies from time to time.

RISK FACTORS

The Corporation’s operations are subject to the risks involved in providing and operating oilfield drilling equipment and services internationally. These risks include, but are not limited to:

Personnel

The Corporation’s research and engineering group requires skilled engineering and design professionals in order to maintain customer satisfaction and engage in product innovation. The Corporation competes for these professionals, not only with other companies in the same industry, but with oil and gas service companies generally and other industries. In periods of high energy and industrial manufacturing activity, demand for the skills and expertise of these professionals increases which can make the hiring and retention of these individuals more difficult.

Both the top drive and casing running services business lines rely on the skills and availability of trained and experienced trades and technicians to provide efficient and necessary services to the Corporation and its customers. Hiring and retaining such individuals are critical to the success of the Corporation’s business lines. Retention of staff and the prevention of injury to staff is essential in order to provide the high level of service that the Corporation’s customers have become familiar with.

Commodity Prices

Fluctuations in oil and gas commodity prices impact the levels of drilling activity, which is a significant driver of the Corporation’s business as most of the Corporation’s customers generate cash flow from both oil and gas. The prices of these commodities are primarily determined by supply, demand, government regulations relating to oil and gas production and processing, and international political events, none of which can be accurately predicted. In times of declining activity, not only is there less opportunity for the Corporation to sell its products and services but there is increased competitive pressure that tends to reduce prices and therefore margins.

Cyclical Nature of the Energy Industry and Credit Risk

Changing political, economic or military circumstances throughout the energy producing regions of the world can impact the market price of oil and gas for extended periods of time. As most of the Corporation’s accounts receivable are with customers involved in the oil and gas industry, any significant change in circumstances could result in financial exposure in relation to affected customers. The Corporation operates in several regions around the world which should assist in minimizing the potential exposure which could result from any significant change in circumstances in any particular region.

Environmental Considerations

The Corporation’s customers, particularly in North America and Europe, are subject to significant and ever-increasing environmental legislation and regulation. Such legislation can impact TESCO through a reduction in customer activity in environmentally sensitive areas which could reduce the sales and service opportunities available.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. To the extent that such legislation affects the Corporation’s customers, it could reduce sales and service opportunities available.

Foreign Currency Exchange

The Corporation accounts for and reports its activities in Canadian dollars, although a material amount of its business is conducted in other currencies, principally US dollars, whose rates of exchange to the Canadian dollar fluctuate. These fluctuations, which are outside of the control of management, create gains and losses for the Corporation that are included in the determination of its earnings.

Foreign Operations

The Corporation sells products and provides services throughout the world. While diversification is desirable, it can expose the Corporation to risks related to cultural, political and economic factors of foreign jurisdictions which are beyond the control of the Corporation. Other issues, such as the quality of receivables and methods of taxation may also arise. Countries in which the Corporation conducts business have the ability to respond to political and fiscal issues by restricting the repatriation of, or confiscating the business assets of, the Corporation in a manner that adversely affects the value of those assets and resulting in a loss to the Corporation. The Corporation seeks to mitigate these risks by using staff and local professionals experienced in foreign operations and closely monitoring the exposure it maintains in foreign currencies and international operations.

Competition

Competitive risks may include decisions by existing competitors to attempt to increase market share by reducing prices and decisions by customers to adopt competing technologies. The drilling industry is driven primarily by cost minimization. The Corporation’s strategy is aimed at reducing drilling costs through the application of new technology. Competitors, many of whom have a more diverse product line and access to greater amounts of capital, have the ability to compete against the cost savings generated by the Corporation’s technology by reducing prices and by introducing competing technologies. The Corporation has limited resources to sustain a prolonged price war and maintain the investment required to continue the commercialization and development of its new technologies.

Availability of Raw Materials, Component Parts or Finished Products

The Corporation buys raw material and components from many different vendors located in Canada, the United States and Europe. In order to manufacture many of TESCO’s proprietary parts the Corporation purchases large steel forgings. The price and lead times for the forgings have increased during 2005 along with the general increase of steel prices around the world. Further, the uncertainty regarding compliance with certain material toughness specifications as identified in 2005 made it necessary for the Corporation to order additional forgings to manufacture certain replacement parts. The Corporation was able to reach an agreement with its major steel supplier to supply additional replacement forgings in a manner which provided for a reasonable component upgrade program to be implemented. The Corporation also sources a substantial amount of electrical components, including permanent magnet motors and drives as well as a substantial amount of hydraulic components, including hydraulic motors, from suppliers located in the United States. The ability of suppliers to meet performance, quality specifications and delivery schedules is important to the maintenance of customer satisfaction.

Disclosure Controls and Procedures

As of the end of the registrant’s fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant’s disclosure controls and procedures was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits pursuant to applicable regulation is recorded, processed, summarized and reported within the time periods required by applicable legislation. It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Corporation, as a foreign private issuer in the United States, is required to comply with Sarbanes-Oxley (“SOX”) section 404 pertaining to management assessment of internal controls for the year ending December 31, 2006. In that regard, management must be in a position to provide certification with respect to the effectiveness of internal control structures and procedures for the purposes of financial reporting, and the Corporation’s external auditor must attest to, and report on the assessment made by management with respect to such controls and procedures. The Corporation is currently engaged and under way in a process to enable compliance with SOX section 404, however, there can be no assurance that the Corporation will successfully implement all structures and procedures resulting in receipt of the necessary external auditor attestation as required for full compliance with section 404 of SOX prior to December 31, 2006.

DIVIDEND POLICY

TESCO has not declared or paid any dividends since 1993 and does not expect to declare or pay dividends in the near future. Any decision to pay dividends on its Common Shares will be made by the Board of Directors on the basis of TESCO’s earnings, financial requirements and other relevant conditions existing at the time.

DESCRIPTION OF CAPITAL STRUCTURE

TESCO is authorized to issue three classes of authorized capital stock in an unlimited number: (i) voting common shares (“Common Shares”) (ii) first preferred shares; and (iii) second preferred shares (the first preferred shares and the second preferred shares collectively referred to as the “Preferred Shares”). The holders of Common Shares are entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and are entitled to one vote for each Common Share held. Subject to the rights of the holders of the Preferred Shares, the holders of Common Shares have the right to receive any dividend declared by the

Corporation and to receive the remaining property of the Corporation upon any dissolution. At December 31, 2005 there were 35,519,739 issued and outstanding Common Shares. There are no Preferred Shares outstanding.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and trade under the symbol “TEO” and on the NASDAQ National Market under the symbol “TESOF”.

The price range (high and low) in Canadian dollars of Common Shares and the volume traded on the TSX for each month during 2005 is as follows:

TESCO common shares	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec
High Price $	13.73	15.49	15.51	14.10	13.71	13.73	15.42	16.10	19.99	19.50	22.47	21.95
Low Price $	12.04	13.05	12.74	10.70	10.82	12.72	12.92	14.50	15.42	17.15	17.73	20.76
Volume of shares traded (000)	529	1,869	1,157	812	575	1,115	937	811	2,502	1,503	1,974	1,471

DIRECTORS AND OFFICERS

Information is given below with respect to the current directors and officers of the Corporation, and the membership of committees of the Board of Directors. Directors stand for election at each annual general meeting of shareholders of the Corporation or until their successors are elected or appointed. The 2006 Annual General and Special Meeting of shareholders of the Corporation is scheduled for May 17, 2006.

DIRECTORS

Name and Municipality of Residence	Director Since	Position with the Corporation and Principal Occupation(s) for Past Five Years

Fred J. Dyment (2) (3) Calgary, Alberta, Canada	August 22, 1996	Independent Businessman; formerly President and Chief Executive Officer of Maxx Petroleum Ltd. and President and Chief Executive Officer of Ranger Oil Limited.

Gary L. Kott (2) (4) Houston, Texas, U.S.A.	January 6, 2000	Independent Businessman; formerly President, Global Marine Drilling Co. and Senior Vice President and Chief Financial Officer, Global Marine Inc.

Raymond Vance Milligan, Q.C. (3) (4) Calgary, Alberta, Canada	February 27, 2006	Senior Partner, Bennett Jones LLP, Barristers & Solicitors having practiced at the Bennett Jones firm since 1979.

Julio M. Quintana Sugarland, Texas, U.S.A.	September 1, 2004	President and Chief Executive Officer; formerly Executive Vice President and Chief Operating Officer of TESCO; formerly Vice President & General Manager Integrated Project Management prior to becoming Vice President Exploitation for Schlumberger Technology Corp.

Name and Municipality of Residence	Director Since	Position with the Corporation and Principal Occupation(s) for Past Five Years

Norman W. Robertson (2) (4) Calgary, Alberta, Canada	August 22, 1996	Independent Businessman.

Michael W. Sutherlin (3) (4) Warrendale, Pennsylvania, U.S.A.	September 1, 2002	Executive Vice President, Joy Global Inc. and President and Chief Operating Officer of Joy Technologies Inc.; formerly Group President, Drilling Equipment, Varco International, Inc.

Robert M. Tessari Calgary, Alberta, Canada	December 1, 1993	Vice Chairman and Chief Technology Officer; formerly President and Chief Executive Officer of TESCO Corporation.

Clifton T. Weatherford(2) (3) Los Gatos, California, U.S.A.	May 6, 2004	Independent Businessman; formerly Executive Vice President and Chief Financial Officer of BusinessObjects S.A. (Nasdaq-BOBJ).
Notes:

1	The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. It does not have an Executive Committee.
2	Member of the Audit Committee.
3	Member of the Corporate Governance and Nominating Committee.
4	Member of the Compensation Committee.
5	Mr. William S. Rice resigned from Board of Directors effective November 2, 2005

OFFICERS

Name and Municipality of Residence	Office Held with the Corporation and Principal Occupation(s) for Past Five Years

Per G. Angman Calgary, Alberta, Canada	Senior Vice President Research and Engineering since November 2005; Senior Vice President Engineering & Manufacturing of TESCO since May 2003; Senior Vice President Engineering & Design of TESCO since March 2002; Senior Vice President, Research and Development of TESCO since April 2000; Senior Vice President, Research and Business Development of TESCO from March 1999.

K. Evert Beierbach Calgary, Alberta, Canada	Senior Vice President Rig Division since December 2005; Senior Vice President, Operations since October 2004; Senior Vice President, Products and Services of TESCO from August 2004 to October 2004; Senior Vice President Product Sales, Service & Product Development from June 2003 to August 2004; Senior Vice President, New Product and Process Development from March 2002 to June 2003; Senior Vice President, Products Division from April 2000 to March 2002; Senior Vice President, Product Development of TESCO from March 1999.

Michael C. Kearney Houston, Texas, U.S.A.	Executive Vice President Finance and Chief Financial Officer of TESCO since October 1, 2004; formerly the Chief Financial Officer and Vice President of Hydril Company (NASDAQ:HYDL) between August 1998 and March 2004.

Name and Municipality of Residence	Office Held with the Corporation and Principal Occupation(s) for Past Five Years

Nigel M. Lakey Houston, Texas, U.S.A.	Vice President Marketing and Business Development of TESCO since March 2004; Vice President, CASING DRILLING/Casing Running Operations since August 2003; Vice President, Services Eastern Hemisphere of TESCO from March 2002; Vice-President, Wellsite Services Division of TESCO since January 2001; Vice-President, Marketing of TESCO from May 2000; Worldwide Marketing Manager of TESCO from March 1998; Underbalanced Drilling Marketing Manager of TESCO from December, 1997; Team Leader, Drilling Engineering Services of Nowsco Well Service Ltd. from February 1997; formerly, President of Force Energy Services.

Keith Lowley Calgary, Alberta, Canada	Vice President Manufacturing of TESCO since August 2005; formerly Vice President Projects for Akerkvaerner since 2004; and General Manager with Andrew Palmers & Associates from 2002 to 2004; Plant Manager for ASEA Brown Boveri – ABB Vetco Gray between 2000 and 2002.

Douglas McGregor Houston, Texas, U.S.A.	Sr. Vice President Operations of TESCO since November 2005; formerly Global M/LWD Operations Manager for Halliburton Energy Services/Sperry-Sun Drilling Services from 2000 to November 2005.

Julio M. Quintana Sugarland, Texas, U.S.A.	President and Chief Executive Officer since September 2005; Executive Vice President and Chief Operating Officer of TESCO since September 1, 2004; formerly Vice President & General Manager Integrated Project Management and Vice President Exploitation for Schlumberger Technology Corp. from November 1999 to September 2004.

Robert M. Tessari Calgary, Alberta, Canada	Chief Technology Officer since September 2005; formerly President and Chief Executive Officer of TESCO since 1993.

Robert C. Van Walleghem Calgary, Alberta, Canada	General Counsel and Corporate Secretary of TESCO since December 2003; Corporate Counsel of TESCO since April 2003; formerly Corporate Counsel with Cell-Loc Inc. from April 2000 following the private practice of law, most recently with Armstrong Perkins Hudson Barristers & Solicitors since 1997.

As at December 31, 2005 the directors and officers of TESCO, as a group, beneficially owned or controlled, directly or indirectly, or exercised control or direction over 629,406 Common Shares representing approximately 1.77 % of the issued and outstanding Common Shares of the Corporation. The information contained herein as to Common Shares and options beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Corporation by the respective directors and officers and is not within the knowledge of the Corporation.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Mr. Gary L. Kott, one of the directors of TESCO, was a director of Friede Goldman Halter, Inc. (“FGH”), which filed, together with most of its subsidiaries, a Chapter 11 bankruptcy case under the United States Bankruptcy Code on April 19, 2001. FGH was a provider of design, new construction, conversion and repair services for oceangoing vessels, offshore drilling rigs and production platforms, and engineered products servicing the offshore energy, government and commercial markets. Commencing in 2001, FGH operated under Chapter 11 of the US Bankruptcy Code and sold substantially all of its operating assets. In December 2003 a plan of reorganization was confirmed whereby all of FGH’s remaining assets are transferred to a “Liquidating Trustee,” who will sell them for the benefit of the creditors. Pursuant to this plan of reorganization, all of the existing capital stock and other equity interests of FGH are extinguished. The plan vests the Liquidating Trustee, together with a trust committee comprised of certain creditors, with all powers that would otherwise have been vested in the officers and directors of FGH.

Mr. Clifton T. Weatherford was a director of Peregrine Systems (“Peregrine”). Peregrine filed a Chapter 11 bankruptcy case under the United States Bankruptcy Code prior to his appointment to their board. He became a member of Peregrine’s board of directors from February to August 2003 in order to assist in managing the company out of Chapter 11 bankruptcy. After Peregrine emerged from Chapter 11 bankruptcy in August 2003, Mr. Weatherford resigned as a director.

LEGAL PROCEEDINGS

The Corporation, in the normal course of its business, is subject to legal proceedings brought against it and its subsidiaries. Only two such proceedings are considered material. Descriptions of those proceedings are contained below.

The Corporation is party to a lawsuit filed by Varco I/P, Inc. on April 11, 2005 in the United States District Court for the Western District of Louisiana alleging patent infringement relating to TESCO’s proprietary casing running system. A countersuit was filed by TESCO on June 17, 2005 in the United States District Court for the Southern District of Texas, Houston Division and the outcome and amounts of any future financial impacts are not determinable.

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by TESCO’s Mexican operations in 1996 – 2000 are not deductible for Mexican tax purposes. Formal reassessments disallowing these deductions were issued in respect of 1996 – 2000. All of these reassessments have been appealed to the Mexican court system. Although the years 1997, 1998 and 1999 have been decided in TESCO’s favour, TESCO’s Mexican tax advisors have indicated that the tax authorities have the right to recommence audit proceedings and issue new reassessments at any time until those years become statute barred. TESCO understands that those years become statute barred over the period 2005 through 2007. TESCO has received no indication from the Mexican tax authorities of their intentions with respect to these years and management is unable to predict on what grounds the tax authorities may issue further reassessments or estimate the amount of any additional taxes that may be claimed. Subsequent to year end, the Corporation was been informed by the Mexican tax authorities that an additional assessment for 2000 may be forthcoming. Since the outcome and amount of any future financial impact of any such assessment is not determinable, the Corporation has not taken any charge for this issue in 2005. The Corporation will assess its response to any additional assessment when and if it is received.

In October 2005, the Mexican Supreme Court denied TESCO’s appeal of the 1996 Mexican tax reassessment. As a result of this and previous court decisions, a revised reassessment must be calculated by the Mexican Tax Court and is subject to appeal by TESCO. The Mexican Tax Court has not issued such reassessment at the time of this filing. There is some uncertainty as to the final amount of the 1996 reassessment. The Corporation estimates that the total exposure for 1996 is $2.4 million and has recorded a charge of $1.6 million to other expense relating to the interest and penalties and $0.8 million to income tax expense. The Corporation has previously paid approximately $4.0 million for 1996, which is included as a long term receivable in Intangible and Other Assets. The Corporation will request a refund of any difference between the amount paid and the final reassessment for 1996.

The Corporation’s total potential exposure in respect of these reassessments, including taxes, interest and penalties, was estimated to be $13.5 million prior to the favorable court decision related to 1997 through 1999. The reassessment in respect of 2000 is still before the Mexican courts. Management estimates that the current maximum exposure to the Corporation, including taxes, interest and penalties, in respect of 2000 is approximately $1.1 million. TESCO continues to believe that the basis for the reassessment is incorrect. Should the Corporation be unsuccessful in overturning the remaining reassessment, such amount will be recorded as a charge against income, offset to some extent by the ability to claim additional foreign tax credits against Canadian taxes. If the Mexican tax authorities recommence audit proceedings and issue new reassessments for 1998 through 1999, and the Corporation does not prevail and is held liable for the additional taxes, interest and penalties for 1998-2000, the maximum exposure would be $8.5 million.

The estimates above represent management’s best estimates based on consultation with internal and external legal counsel. There can be no assurance as to the eventual outcome or the amount of loss the Corporation may suffer as a result of these proceedings.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the past three financial years, the Corporation has not entered any material transactions involving a director or executive officer of TESCO, a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 % of the Common Shares, or any associate or affiliate of any of the foregoing persons or companies.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer Agent is Computershare Trust Company of Canada with registers located in Calgary, Alberta and Toronto, Ontario.

AUDIT COMMITTEE INFORMATION

The full text of the Corporation’s Audit Committee Charter is attached as Appendix “A”.

Composition of the Audit Committee

The Audit Committee consists of four members, all of whom are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below.

Relevant Education and Experience

Fred J. Dyment

Member of the Canadian Institute of Chartered Accountants since 1972; former Senior Vice President Finance of Ranger Oil Limited.

Gary L. Kott

MBA (Finance) Wharton School, University of Pennsylvania 1969; Certified Public Accountant; former Senior Vice President and Chief Financial Officer of Global Marine Inc.

Norman W. Robertson

Former CEO of ATCO Enterprises Ltd.; former Audit Committee Chairman of Southam Inc.; former Audit Committee Member of Clarica Life Insurance Company.

Clifton T. Weatherford

Bachelor of Business Administration, University of Houston; Former Executive Vice President and Chief Financial Officer for BusinessObjects S.A. (NASDAQ-BOBJ) from 1997 to 2003 in addition to previously holding senior financial positions at NETCOM On-Line Communications Services, Logitech, Texas Instruments, Schlumberger and Tandem Computers in the United States, Europe and Japan.

Pre-Approval Policies and Procedures

The full text of the Corporation’s Protocol for Approval of Audit & Permitted Non-Audit Services Provided by External Auditors is attached as Appendix “B”.

External Auditor Service Fees

In addition to the service provided by PricewaterhouseCoopers LLP (“PwC”) in auditing the Corporation’s annual consolidated financial statements, from time to time PwC carries out other assignments at the request of management.

Details of the services provided and the fees charged for those services over the last two years are:

Service provided:

	2005	2004
Audit Fees	$353,300	$253,000
Audit-related Fees	68,844	—
Tax Fees	—	—
All Other Fees	11,200	50,000

	$433,344	$303,000

All Other Fees for services in 2004 and 2005 are in respect of attendance at workshops, reviews of draft and final scoping documents and providing comments on draft documentation with respect to Sarbanes-Oxley Act of 2002 section 404 readiness.

MATERIAL CONTRACTS

The Corporation entered into the following material contracts in 2005 which were outside the ordinary course of the Corporation’s business:

1.	November 2, 2005 – Asset Purchase Agreement wherein TESCO purchased the assets of Tong Specialty, L.L.C. The purchase price was U.S. $30 million, subject to adjustment for changes in working capital and included equipment, contracts, leasehold interests, inventories, books and records, customer lists, regulatory approvals and permits, patent rights and other intellectual property and cash and cash equivalents used in the seller’s casing and tubular running business and inspection services business.

2.	November 2, 2005 – Asset Purchase Agreement wherein TESCO purchased the assets of Cheyenne Services, Inc. and Carlos A. Torres. The purchase price was U.S. $20 million, subject to adjustment for changes in working capital. The acquired assets included equipment, contracts, leasehold interests, inventories, books and records, customer lists, regulatory approvals and permits, patent rights and other intellectual property and cash and cash equivalents used in the seller’s casing and tubular running business and inspection services business.

3.	November 1, 2005 – Credit Agreement among TESCO as Canadian borrower, and its subsidiary TESCO US Holding LP as US borrower and JPMorgan Chase Bank, N.A. for a commitment of U.S. $100,000,000, of which $50 million is a revolving facility with a maturity date of October 31, 2008, and $50 million is a term loan having a maturity date of October 31, 2010. The facility may be prepaid without penalty.

4.	November 30, 2005 – Share Disposition whereby the Corporation received proceeds of $9,990,000 from Saxon Energy Services, Inc. in exchange for 5,400,000 common shares of Drillers Technology Corp.

5.	December 21, 2005 – Purchase and Sale Agreement wherein the Corporation sold assets including four drilling rigs to Turnkey E&P Inc. (“Turnkey”) and agreed to the terms of a Preferred Supplier Agreement in exchange for U.S. $35,000,000 in cash and warrants exercisable over two years to purchase 1,000,000 common shares of Turnkey at a price of C$6.00.

EXPERTS

PricewaterhouseCoopers LLP (“PwC”) are the auditors of the Corporation and PwC has prepared an opinion with respect to the Corporation’s consolidated financial statements as at, and for the fiscal year ended December 31, 2005. PwC is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Corporation’s Management Information Circular and Proxy Statement for its most recent annual meeting of shareholders. Additional financial information is provided in the Corporation’s audited consolidated financial statements and Management’s Discussion & Analysis for the most recently completed financial year ended December 31, 2005.

The aforementioned documents, as well as additional information relating to the Corporation, may be found on SEDAR at www.sedar.com as well as on the Corporation’s website at www.tescocorp.com.

Appendix “A”

TESCO CORPORATION

AUDIT COMMITTEE CHARTER

OVERALL ROLE AND RESPONSIBILITY

The Audit Committee shall:

(a)	assist the Board of Directors in its oversight role with respect to

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Corporation’s risk management and compliance practices;

(iii)	the independent auditor’s performance, qualifications and independence;

(iv)	the Corporation’s compliance with legal and regulatory requirements

and

(b)	prepare such reports of the Audit Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

MEMBERSHIP AND MEETINGS

The Audit Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance Committee, none of whom shall be officers or employees of the Corporation or any of the Corporation’s affiliates. Each of the members of the Audit Committee shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

The Board of Directors shall designate one member of the Audit Committee as the Committee Chair. Members of the Audit Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine. Each member of the Audit Committee shall be financially literate as such qualification is interpreted by the Board of Directors in its business judgment. The Board of Directors shall determine whether and how many members of the Audit Committee qualify as a financial expert as defined by applicable law.

STRUCTURE AND OPERATIONS

The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution. The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Committee shall report to the Board of Directors on its activities after each of its meetings.

The Audit Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the Board of Directors for its approval.

The Audit Committee is expected to establish and maintain free and open communication with management and the independent auditor and shall periodically meet separately with each of them.

SPECIFIC DUTIES

Oversight of the Independent Auditor

•	Sole authority to make recommendations to the Board of Directors with respect to the appointment or replacement of the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•	The Corporation shall provide for appropriate funding, as determined by the Audit Committee, and subject to such established funding shall have the sole authority to pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.

•	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Audit Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

•	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Corporation.

•	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law (currently at least every 5 years).

•	Establish policies for the Corporation’s hiring of employees or former employees of the independent auditor.

Financial Reporting

•	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•	Review and discuss with management and the independent auditor the annual audited financial statements and if appropriate, recommend approval by the Board of Directors prior to the publication of earnings.

•	Review and discuss with management and the independent auditor the Corporation’s annual and quarterly disclosures made in management’s discussion and analysis. The Audit Committee shall approve any reports for inclusion in the Corporation’s Annual Report, as required by applicable legislation.

•	Review and discuss with management and the independent auditor at least annually the Corporation’s quarterly financial statements prior to the publication of earnings, including the results of the independent auditor’s review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: all critical accounting policies and practices to be used; all significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

•	Review and discuss with management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

•	Discuss with management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Corporation’s financial statements.

•	Discuss with the independent auditor matters relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and/or quarterly filings with applicable securities regulatory authorities.

•	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for annual and/or quarterly filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

•	Discuss with the Corporation’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

Oversight of Risk Management

•	Review and approve periodically management’s risk philosophy and risk management policies.

•	Review with management at least annually reports demonstrating compliance with risk management policies.

•	Review with management the quality and competence of management appointed to administer risk management policies.

•	Review reports from the Independent Auditor and the Internal Auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with management’s responses.

•	Discuss with management at least annually the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

Oversight of Regulatory Compliance

•	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the Independent Auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

•	Review at least annually with the General Counsel the Corporation’s compliance with applicable laws and regulations, and correspondence from regulators.

•	Meet with the Corporation’s regulators, if required, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board of Directors.

AUDIT COMMITTEE’S ROLE

The Audit Committee has the oversight role set out in this Charter. Management, the Board of Directors, the Independent Auditor and the Internal Auditor all play important roles in respect of risk management, compliance and the preparation and presentation of financial information. Management is responsible for risk management, compliance and the preparation of financial statements and periodic reports. Management is responsible for ensuring the Corporation’s financial statements and disclosures are complete, accurate, in accordance with generally accepted accounting principles and applicable laws. The Board of Directors in its oversight role is responsible for ensuring that management fulfills its responsibilities. The Independent Auditor, following the completion of its annual audit, opines on the presentation, in all material respects, of the financial position and results of operations of the Corporation in accordance with Canadian generally accepted accounting principles. The Internal Auditor assesses the Corporation’s systems of internal controls on an ongoing basis.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER

INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the Independent Auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefore shall also be funded by the Corporation.

Appendix “B”

TESCO CORPORATION

PROTOCOL FOR APPROVAL OF

AUDIT & PERMITTED NON-AUDIT SERVICES

PROVIDED BY EXTERNAL AUDITORS

The Sarbanes-Oxley Act of 2002 (the “Act”), with which TESCO Corporation (“TESCO”) must comply, requires that audit committees pre-approve all audit and permitted non-audit services provided to a public company or its subsidiaries by its independent, external auditor (the “External Auditor”).

The following outlines a protocol for TESCO to follow to obtain Audit Committee pre-approval of any proposed services to be provided to TESCO or any of its subsidiaries worldwide by TESCO’s independent, External Auditor.

Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Audit Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Audit Committee pre-approvals of proposed audit and permitted non-audit services as they arise.

The Act prohibits the External Auditor from providing TESCO or its subsidiaries with specific non-audit services1. This prohibition is subject to a limited de minimus exception2.

Any proposed audit and permitted non-audit services to be provided by the External Auditor to TESCO or its subsidiaries must receive prior approval from the Audit Committee, in accordance with this Protocol. The CFO, Controller, and Director Tax shall act as the primary contacts for their respective areas to receive and assess any proposed engagements from the External Auditor.

[1]	Non-Audit Services Prohibited under the Act are specified as:

•	Bookkeeping or other services related to the accounting records or financial statements of the audit client;

•	Financial information systems design and implementation;

•	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	Actuarial services;

•	Internal audit outsourcing services;

•	Management functions or human resources;

•	Broker or dealer, investment adviser, or investment banking services;

•	Legal services and expert services unrelated to the audit; and

•	Any other services that the Public Company Accounting Oversight Board determines, by regulation, is impermissible.

[2]	The pre-approval requirement is waived with respect to the provision of non-audit services for an issuer, if:

(i)	the aggregate amount of all such non-audit services provided to the issuer constitutes not more than 5 percent of the total amount of revenues paid by the issuer to its auditor during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the issuer at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or by 1 or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

Since these requirements apply to TESCO and its subsidiaries on a worldwide basis, these primary contacts will have to advise their respective areas worldwide of the Act’s requirements and of this Protocol. It is understood that these primary contacts may also seek approval from the Chief Executive Officer or Chief Financial Officer where appropriate.

Following receipt and initial review for eligibility by the primary contacts, a proposal would then be forwarded to the Corporate Secretary for delivery to the Audit Committee for review and confirmation that a proposed engagement is permitted.

In the majority of such instances, proposals may be received and considered by the Chair of the Audit Committee (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Audit Committee subject to a limit of $25,0003. The Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.

[3]	The Act permits the Audit Committee to delegate to one or more of its members authority to approve audit and permitted non-audit services to be provided by the independent auditor.

6204 – 6A Street SE

Calgary, Alberta, Canada, T2H 2B7

Tel: 403 692-5700                     Fax: 403 692-5711

www.tescocorp.com

Investor@tescocorp.com